UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 24, 2011

ILLINOIS TOOL WORKS INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-4797**	**36-1258310**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

3600 West Lake Avenue, Glenview, IL	**60026-1215**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **847-724-7500**

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EXPLANATORY NOTE

The purpose of this filing is solely to correct the Edgar submission tags on the Form 8-K filed August 30, 2011.

Item 1.01. Entry into a Material Definitive Agreement

The information set forth below under Item 2.03 of this Current Report on Form 8-K is incorporated by reference into this Item 1.01.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance-Sheet Arrangement of a Registrant

On August 24, 2011, Illinois Tool Works Inc. (the "Company") and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several initial purchasers, entered into a purchase agreement (the "Purchase Agreement") in connection with the issuance of $350,000,000 aggregate principal amount of the Company's 3.375% notes due 2021 (the "2021 Notes") and $650,000,000 aggregate principal amount of the Company's 4.875% notes due 2041 (the "2041 Notes", and together with the 2021 Notes, the "Notes"). The transactions contemplated by the Purchase Agreement, including the issuance of the Notes, are expected to be consummated on August 31, 2011.

The Notes will be issued pursuant to an Indenture, dated as of November 1, 1986, as supplemented by a First Supplemental Indenture dated as of May 1, 1990, between the Company and The Bank of New York Mellon Trust Company, N.A., as successor trustee (collectively, the "Indenture"), and an Officers' Certificate containing the terms of the Notes. The Indenture, together with the Officers' Certificate, sets forth the terms of the Notes and the obligations of the Company thereunder. Following is a brief description of the material terms of the Notes, the Indenture and the Officers' Certificate, which summary is qualified in its entirety by reference to the Indenture, which is an exhibit hereto and to the Officers' Certificate, which will be filed by the Company following the issuance of the Notes.

The Notes will be senior unsecured obligations of the Company, ranking equal in right of payment with all other existing and future senior unsecured indebtedness of the Company. The 2021 Notes will mature on September 15, 2021 and the 2041 Notes will mature on September 15, 2041. Interest on the Notes will be payable on March 15 and September 15 of each year, beginning on March 15, 2012. At any time that is prior to June 15, 2021 or March 15, 2041, the Company will be able to redeem the 2021 Notes or the 2041 Notes, respectively, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed, in each case, plus accrued and unpaid interest to the redemption date. At any time on or after June 15, 2021 or March 15, 2041, the Company will be able to redeem the 2021 Notes or the 2041 Notes, respectively, in whole or in part, at a price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest on the Notes to the date of redemption.

The Indenture contains covenants that, among other things, limit the Company's and certain of its subsidiaries' ability to incur liens, enter into sale and lease-back transactions, and engage in merger or similar transactions. These covenants are subject to a number of important exceptions described in the Indenture. The Indenture provides for customary events of default (subject in certain cases to customary grace and cure periods), which include nonpayment, breach of covenants in the Indenture and certain events of bankruptcy and insolvency. Generally, if an event of default occurs, the Trustee or holders of at least 25% in principal amount of the then outstanding Notes of any affected series may declare the principal of and accrued but unpaid interest, including additional interest, on all the Notes of that series to be due and payable.

The offer and sale of the Notes have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), and the Notes were sold by the Company in reliance on the exemption from registration provided by Section 4(2) of the Securities Act.

Item 9.01.   Financial Statements and Exhibits.

This Current Report is being filed in connection with the offer and sale of the Notes and to file with the Securities and Exchange Commission the documents and instruments attached hereto as exhibits.

      (d) Exhibits

Exhibit Number	Exhibit Description
4.1	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4.2	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ILLINOIS TOOL WORKS INC.

Date: August 30, 2011

By: /s/Randall J. Scheuneman

Randall J. Scheuneman
Vice President & Chief Accounting Officer
(Principal Accounting Officer & Duly Authorized
  Officer)

INDEX TO EXHIBITS

Exhibit Number	Exhibit Description
4.1	Indenture between Illinois Tool Works Inc. and The First National Bank of Chicago, as Trustee, dated as of November 1, 1986, filed as Exhibit 4.1 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.
4.2	First Supplemental Indenture between Illinois Tool Works Inc. and Harris Trust and Savings Bank, as Trustee, dated as of May 1, 1990, filed as Exhibit 4.2 to the Company's Registration Statement on Form S-3 filed on January 15, 1999 (Commission File No. 333-70691) and incorporated herein by reference.